Exhibit 99.1

CyberArk Announces Strong Third Quarter 2024 Results
Results Exceeded all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) Grew 46% Year-Over-Year to $735 million
Total ARR Grew 31% Year-Over-Year to $926 million
Subscription Revenue Grew 43% Year-Over-Year to $175.6 million
Total Revenue Grew 26% Year-Over-Year Reaching a Record of $240.1 million
Net Cash Provided by Operating Activities for the Nine Months Ended September 30, 2024 of $167.2 million
Company Raises Full Year Guidance Across all Metrics

Newton, Mass. and Petach Tikva, Israel – November 13, 2024 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced strong financial results for the third quarter ended September 30, 2024.

“CyberArk reported strong results and outperformed guidance across all metrics. Our best-in-class execution and industry leadership in identity security is helping us deliver strong net new ARR, record revenue and increased profitability and cash flow,” said Matt Cohen, CyberArk’s Chief Executive Officer. “The security first approach is at the core of CyberArk’s DNA and differentiating us from competitors. We continue to deliver on our vision of securing every identity – human and machine – with the right level of privilege controls. Demand for our solutions remains strong as customers continue to embrace our industry leading solutions across workforce, IT, developer and machine identities.  Given the tremendous market opportunity, the mission critical nature of securing all identities, and durable demand drivers, we are confidently raising our guidance for the full year 2024 across all metrics.

“We are thrilled to have closed the acquisition of Venafi on October 1, extending our platform leadership and setting a new standard for end-to-end machine identity security. Feedback from both customers and partners has further validated our excitement. Machine identities are the fastest growing and most complex identities today, and Venafi’s cloud native, modern machine identity management solution is the leader in a market that is ready for an inflection,” concluded Cohen.

Financial Summary for the Third Quarter Ended September 30, 2024

The financial results for the third quarter of 2024 did not include any financial contribution from the acquisition of Venafi, which closed on October 1, 2024.

•	Subscription revenue was $175.6 million in the third quarter of 2024, an increase of 43 percent from $122.9 million in the third quarter of 2023.
•	Maintenance and professional services revenue was $61.6 million in the third quarter of 2024, compared to $64.3 million in the third quarter of 2023.
•	Perpetual license revenue was $2.9 million in the third quarter of 2024, compared to $4.1 million in the third quarter of 2023.
•	Total revenue was $240.1 million in the third quarter of 2024, up 26 percent from $191.2 million in the third quarter of 2023.
•
GAAP operating loss was $(11.1) million compared to GAAP operating loss of $(25.7) million in the same period last year. Non-GAAP operating income was $35.4 million compared to non-GAAP operating income of $16.9 million, in the same period last year.

•
GAAP net income was $11.1 million, or $0.24 per diluted share, compared to GAAP net loss of $(14.6) million, or $(0.35) per basic and diluted share, in the same period last year. Non-GAAP net income was $45.1 million, or $0.94 per diluted share, compared to non-GAAP net income of $19.6 million, or $0.42 per diluted share, in the same period last year.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of September 30, 2024, cash, cash equivalents, short-term deposits, and marketable securities were $1.5 billion.
•	During the nine months ended September 30, 2024, net cash provided by operating activities was $167.2 million, compared to $9.3 million in the nine months ended September 30, 2023.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $926 million, an increase of 31 percent from $705 million at September 30, 2023.
o
The Subscription portion of ARR was $735 million, or 79 percent of total ARR at September 30, 2024. This represents an increase of 46 percent from $504 million, or 72 percent of total ARR, at September 30, 2023.

o	The Maintenance portion of ARR was $191 million at September 30, 2024, compared to $200 million at September 30, 2023.
•	Recurring revenue in the third quarter was $224.2 million, an increase of 29 percent from $174.4 million for the third quarter of 2023.

CyberArk Announces Chief Financial Officer Transition

CyberArk today announced that Josh Siegel, CyberArk’s Chief Financial Officer, is stepping down from his role as Chief Financial Officer effective January 1, 2025. As part of a planned succession, Erica Smith, CyberArk's Deputy Chief Financial Officer, will become Chief Financial Officer and join the executive team at that time. The details of the announcement can be accessed here.

Recent Developments

•	CyberArk Closed the Acquisition of Machine Identity Management Leader Venafi, setting a new paradigm for end-to-end machine identity security.
•	CyberArk Celebrated the 10 Year Anniversary of its Initial Public Offering (IPO) by ringing the Opening Bell at the NASDAQ Stock Exchange.
•	CyberArk announced a strategic partnership with leading cloud security provider Wiz, working together to enable organizations to build faster and safer in the cloud.
•
CyberArk Named a Leader in the 2024 Gartner® Magic Quadrant™ for Privileged Access Management. CyberArk is positioned as a Leader for the sixth consecutive time and is positioned furthest in Completeness of Vision. (1)

•
CyberArk Named a Overall Leader in the 2024 Leadership Compass on Privileged Access Management(2) by KuppingerCole Analysts AG. The report examined three separate leadership categories: Product, Innovation and Market Leadership. CyberArk is placed in the top quadrant and scores highest in all of them.

•	CyberArk Named Trusted Cloud Provider by Cloud Security Alliance.

(1)Gartner® Magic Quadrant™ for Privileged Access Management, by Abhyuday Data, Michael Kelley, Nayara Sangiorgio, Felix Gaehtgens, Paul Mezzera, 9 September 2024
(2)KuppingerCole Analysts AG “Leadership Compass: Privileged Access Management,” October 7, 2024 by Paul Fisher.

Business Outlook

Based on information available as of November 13, 2024, CyberArk is issuing guidance for the fourth quarter and full year 2024 as indicated below.

The guidance for the fourth quarter and full year 2024 includes the expected contribution from the acquisition of Venafi, which closed on October 1, 2024.

Fourth Quarter 2024:

•	Total revenue is expected to be in the range of $297.0 million and $303.0 million, representing growth of 33 percent to 36 percent compared to the fourth quarter of 2023.
•	Non-GAAP operating income is expected to be in the range of $43.5 million to $48.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.65 to $0.75 per diluted share.
o	Assumes 51.2 million weighted average diluted shares.

Full Year 2024:

•	Total revenue is expected to be in the range of $983.0 million to $989.0 million, representing growth of 31 percent to 32 percent compared to the full year 2023.
•	Non-GAAP operating income is expected to be in the range of $135.0 million to $140.0 million.
•	Non-GAAP net income per share is expected to be in the range of $2.85 to $2.96 per diluted share.
o	Assumes 49.0 million weighted average diluted shares.
•	ARR as of December 31, 2024 is expected to be in the range of $1.153 billion to $1.163 billion, representing growth of 49 percent to 50 percent from December 31, 2023.
•	Non-GAAP free cash flow is expected to be in the range of $203.0 million to $213.0 million for the full year 2024.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Wednesday, November 13, 2024 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s third quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (609) 800-9909 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

Gartner Disclaimers

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About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on Intelligent Privilege Controls™, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit cyberark.com, read the CyberArk blogs or follow on LinkedIn, X, Facebook or YouTube.

Copyright © 2024 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)

•
ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New ARR

•	Net new ARR refers to the difference between ARR as of September 30, 2024 and ARR as of June 30, 2024.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•
Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP net income is calculated as GAAP net (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, change in fair value of derivative assets, gain from investment in privately held companies, impairment of capitalized software development costs, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, change in fair value of derivative assets, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, change in fair value of derivative assets, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs, non-cash change in fair value of derivative assets, the tax effect of the non-GAAP adjustments, and purchase of property and equipment. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance, as well as changes in interest rates and foreign exchange rates, which impact other GAAP performance metrics. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating, but not limited to: risks related to the Company’s acquisition of Venafi Holdings, Inc. (“Venafi”), including impacts of the acquisition on the Company’s or Venafi’s operating results and business generally; the ability of the Company or Venafi to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Venafi do business; risks that Venafi’s business will not be integrated successfully into the Company’s operations; risks relating to the Company’s ability to realize anticipated benefits of the combined operations after the Venafi acquisition; changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (“AI”); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate its business as a subscription company and fluctuation in the quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to the Company’s Convertible Senior Notes due 2024 (the “Convertible Notes”), including the potential dilution to existing shareholders and the Company’s ability to raise the funds necessary to repurchase the Convertible Notes; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

Investor Relations Contact:
Srinivas Anantha, CFA
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Nick Bowman
CyberArk
+44 (0) 7841 673378
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Revenues:
Subscription	$122,879	$175,577	$321,766	$490,230
Perpetual license	4,056	2,896	13,028	9,484
Maintenance and professional services	64,301	61,629	193,990	186,644

Total revenues	191,236	240,102	528,784	686,358

Cost of revenues:
Subscription	21,281	24,569	54,859	68,132
Perpetual license	642	466	1,173	1,248
Maintenance and professional services	19,816	22,150	60,446	65,231

Total cost of revenues	41,739	47,185	116,478	134,611

Gross profit	149,497	192,917	412,306	551,747

Operating expenses:
Research and development	51,733	59,306	157,653	169,776
Sales and marketing	98,859	113,690	299,376	333,993
General and administrative	24,642	31,011	67,038	89,422

Total operating expenses	175,234	204,007	524,067	593,191

Operating loss	(25,737)	(11,090)	(111,761)	(41,444)

Financial income, net	12,424	23,442	33,912	50,841

Income (loss) before taxes on income	(13,313)	12,352	(77,849)	9,397

Tax benefit (taxes on income)	(1,296)	(1,242)	2,434	(5,740)

Net income (loss)	$(14,609)	$11,110	$(75,415)	$3,657

Basic income (loss) per ordinary share	$(0.35)	$0.26	$(1.82)	$0.09
Diluted income (loss) per ordinary share	$(0.35)	$0.24	$(1.82)	$0.12

Shares used in computing net income (loss)
per ordinary shares, basic	41,899,371	43,310,397	41,539,052	42,879,017
Shares used in computing net income (loss)
per ordinary shares, diluted	41,899,371	48,260,869	41,539,052	47,926,888

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2023	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$1,238,472
Short-term bank deposits	354,472	199,128
Marketable securities	283,016	37,707
Trade receivables	186,472	166,157
Prepaid expenses and other current assets	31,550	300,766

Total current assets	1,211,443	1,942,230

LONG-TERM ASSETS:
Marketable securities	324,548	19,311
Property and equipment, net	16,494	17,470
Intangible assets, net	20,202	14,974
Goodwill	153,241	153,241
Other long-term assets	214,816	232,207
Deferred tax asset	81,464	82,382

Total long-term assets	810,765	519,585

TOTAL ASSETS	$2,022,208	$2,461,815

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$5,346
Employees and payroll accruals	95,538	86,779
Accrued expenses and other current liabilities	36,562	47,524
Convertible senior notes, net	572,340	535,378
Deferred revenues	409,219	447,757

Total current liabilities	1,124,630	1,122,784

LONG-TERM LIABILITIES:
Deferred revenues	71,413	78,052
Other long-term liabilities	33,839	30,452

Total long-term liabilities	105,252	108,504

TOTAL LIABILITIES	1,229,882	1,231,288

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	111	114
Additional paid-in capital	827,260	1,259,840
Accumulated other comprehensive income (loss)	(1,849)	112
Accumulated deficit	(33,196)	(29,539)

Total shareholders' equity	792,326	1,230,527

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,022,208	$2,461,815

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2023	2024

Cash flows from operating activities:
Net income (loss)	$(75,415)	$3,657
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	15,097	11,983
Amortization of premium and accretion of discount on marketable securities, net and other	(2,724)	(3,591)
Share-based compensation	102,566	121,421
Deferred income taxes, net	(10,763)	2,764
Decrease in trade receivables	1,834	20,315
Amortization of debt discount and issuance costs	2,245	2,257
Change in fair value of derivative assets	-	(2,591)
Increase in prepaid expenses, other current and long-term assets and others	(22,565)	(31,778)
Changes in operating lease right-of-use assets	5,495	5,947
Decrease in trade payables	(980)	(6,078)
Increase in short-term and long-term deferred revenues	14,613	45,177
Decrease in employees and payroll accruals	(13,579)	(6,195)
Increase in accrued expenses and other current and long-term liabilities	669	10,216
Changes in operating lease liabilities	(7,187)	(6,353)

Net cash provided by operating activities	9,306	167,151

Cash flows from investing activities:
Investment in short and long term deposits	(204,461)	(221,898)
Proceeds from short and long term deposits	243,630	374,707
Investment in marketable securities and other	(322,049)	(129,481)
Proceeds from sales and maturities of marketable securities and other	285,445	688,060
Purchase of property and equipment	(4,253)	(7,090)

Net cash provided by (used in) investing activities	(1,688)	704,298

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	3,210	(7,661)
Proceeds from exercise of stock options	4,209	5,245
Proceeds in connection with employees stock purchase plan	11,776	14,867

Net cash provided by financing activities	19,195	12,451

Increase in cash and cash equivalents	26,813	883,900

Effect of exchange rate differences on cash and cash equivalents	(1,955)	(1,361)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$372,196	$1,238,472

CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Net cash provided by operating activities to Free cash flow:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Net cash provided by operating activities	$14,353	$54,173	$9,306	$167,151
Less:
Purchase of property and equipment	(731)	(2,605)	(4,253)	(7,090)

Free cash flow	$13,622	$51,568	$5,053	$160,061

GAAP net cash provided by (used in) investing activities	(42,788)	534,926	(1,688)	704,298
GAAP net cash provided by financing activities	5,510	6,196	19,195	12,451

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Gross profit	$149,497	$192,917	$412,306	$551,747
Plus:
Share-based compensation (1)	4,780	5,624	13,112	15,857
Amortization of share-based compensation capitalized in software development costs (3)	103	81	309	234
Amortization of intangible assets (2)	1,704	1,704	5,113	5,113
Impairment of capitalized software development costs	2,067	-	2,067	-

Non-GAAP gross profit	$158,151	$200,326	$432,907	$572,951

 Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Operating expenses	$175,234	$204,007	$524,067	$593,191
Less:
Share-based compensation (1)	33,821	37,767	89,454	105,564
Amortization of intangible assets (2)	139	126	410	376
Acquisition related expenses	-	1,144	-	6,425

Non-GAAP operating expenses	$141,274	$164,970	$434,203	$480,826

 Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Operating loss	$(25,737)	$(11,090)	$(111,761)	(41,444)
Plus:
Share-based compensation (1)	38,601	43,391	102,566	121,421
Amortization of share-based compensation capitalized in software development costs (3)	103	81	309	234
Amortization of intangible assets (2)	1,843	1,830	5,523	5,489
Acquisition related expenses	-	1,144	-	6,425
Impairment of capitalized software development costs	2,067	-	2,067	-

Non-GAAP operating income (loss)	$16,877	$35,356	$(1,296)	$92,125

CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Net income (loss)	$(14,609)	$11,110	$(75,415)	$3,657
Plus:
Share-based compensation (1)	38,601	43,391	102,566	121,421
Amortization of share-based compensation capitalized in software development costs (3)	103	81	309	234
Amortization of intangible assets (2)	1,843	1,830	5,523	5,489
Acquisition related expenses	-	1,144	-	6,425
Amortization of debt discount and issuance costs	748	753	2,244	2,257
Change in fair value of derivative assets	-	(2,591)	-	(2,591)
Gain from investment in privately held companies	(250)	-	(544)	-
Impairment of capitalized software development costs	2,067	-	2,067	-
Taxes on income related to non-GAAP adjustments	(8,894)	(10,578)	(22,808)	(29,787)

Non-GAAP net income	$19,609	$45,140	$13,942	$107,105

Non-GAAP net income per share
Basic	$0.47	$1.04	$0.34	$2.50
Diluted	$0.42	$0.94	$0.30	$2.23

Weighted average number of shares
Basic	41,899,371	43,310,397	41,539,052	42,879,017
Diluted	46,641,527	48,260,869	46,134,041	47,926,888

(1) Share-based Compensation :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Cost of revenues - Subscription	$1,149	$1,702	$2,959	$4,731
Cost of revenues - Perpetual license	11	5	30	17
Cost of revenues - Maintenance and Professional services	3,620	3,917	10,123	11,109
Research and development	7,867	8,541	21,797	24,258
Sales and marketing	15,800	17,486	43,990	49,277
General and administrative	10,154	11,740	23,667	32,029

Total share-based compensation	$38,601	$43,391	$102,566	$121,421

 (2) Amortization of intangible assets :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2024	2023	2024

Cost of revenues - Subscription	$1,704	$1,704	$5,113	$5,113
Sales and marketing	139	126	410	376

Total amortization of intangible assets	$1,843	$1,830	$5,523	$5,489

(3) Classified as Cost of revenues - Subscription.